Exhibit 4.26

(Summary Translation)

Loan Agreement with China Minsheng Bank, Urumqi Branch
Date of the Agreement	September 3, 2019
Borrower (Party A)	Xinjiang Daqo New Energy Co., Ltd.
Lender (Party B)	China Minsheng Bank, Urumqi Branch
Use of loan proceeds	Payment for raw materials and supplementary materials, utilities and other operational purposes
Amount of principal	RMB30 million
Term of loan	12 months
Interest rate	Fixed rate at 5.22% per annum
Repayment of interest	Interest shall be paid quarterly at the 20th at the last month of each quarter
Repayment of principal	Principal shall be repaid in full by the maturity date of the loan
Party A’s covenants

(1) Party A undertakes that the loan proceeds shall be used in strict accordance with this Agreement and the purpose prescribed by the laws of the PRC;

(2) Party A shall accept the investigation, enquiry and supervision of Party B in respect of the use of proceeds under this Agreement;

(3) Party A shall furnish to Party B copies of financial reports such as balance sheet, income statement, statement of cash flow;

(4) Party A shall promptly inform Party B in writing of any occurrence of an event threatening its normal operation or inhibiting its performance of the repayment obligations under this Agreement;

(5) Party A shall give Party B at least 30 days’ notice and obtain the written consent from Party B before conducting any reorganization, disposal of any of its material assets or investments, provision of guarantee or collateral, or any other activities leading to significant disputes, administrative punishment, threats to the daily operation or deterioration of Party A’s solvency; and

(6) Should there be any changes in the registered address, company name or legal representative and senior officers of Party A during the term of this Agreement, a written notice should be given to Party B within seven days after the change is made.

Party B’s rights and obligations

(1) Party B is obliged to keep the information obtained under or in connection with this Agreement concerning Party A’s (including but not limited to Party A’s liabilities, finance, production, and operations) secure and confidential. Without prior consent of Party A, Party B shall not disclose any of the aforementioned information to any other parties, subject to certain specific conditions;

(2) Party B is entitled to conduct investigation and inspection of and supervision over Party A’s operations, guarantee provision and economic disputes involving Party A;

(3) Party B is entitled to demand an early repayment of the loan in light of the financial condition of Party A; and

(4) Party B is entitled to participate in Party A’s financing, asset disposition, merger, spin-off, corporate restructuring or winding-up.

Breach

Party B is entitled to exercise its rights under this Agreement, require Party A to provide security, declare the outstanding loans immediately due in whole or in part, or demand repayment of the loans prior to the maturity date, upon the occurrence of any or more of the following events:

(1) Party A fails to repay the loan in time in accordance with this Agreement;

(2) Party A provides false financial information or omit material facts; or any representation or warranty made by Party A in this Agreement is false, incorrect or misleading in any material respect;

(3) Party A rejects investigation, enquiry and supervision in connection with Party A’s use of proceeds, business operation or financial activities;

(4) Party A explicitly or implicitly indicates that it will not perform this Agreement;

(5) Party A fails to use the proceeds or draw down the loan in accordance with this Agreement;

(6) There is a material change in Party A’s financial condition, or there is a material adverse change in the guarantee (such as the guarantee becoming null or invalid or revoked);

(7) Party A takes measures to evade repayment of the loan; or

(8) Other events caused by Party A’s violation of the Agreement, which will have a materially adverse effect on Party A’s solvency.

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